UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference are a proxy statement and proxy card to be sent to shareholders in connection with the upcoming Annual General Meeting of Shareholders.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: May 5, 2016	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

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REDHILL BIOPHARMA LTD.
21 Ha'arba'a Street

Tel-Aviv 64739

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on June 8, 2016

The Annual General Meeting of Shareholders of Redhill Biopharma Ltd (the “Company”), will be held at the offices of the Company, 21 Ha'arba'a Street, Tel-Aviv, Israel on June 8, 2016 at 3:00 p.m Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2016 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2015;

2.	To approve the re-election of Dr. Shmuel Cabilly and Mr. Dan Suesskind to the Board of Directors of the Company, each for an additional three-year term until the annual general meeting to be held in 2019;

3.	To approve the election of Mr. Rick D. Scruggs, a member of the Board of Directors since January 1, 2016, to the Board of Directors of the Company, for a one-year term until the annual general meeting to be held in 2017;

4.	Approval of the amended Compensation Policy of the Company;

5.	Approval of revisions to the compensation terms of Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors;

6.	Approval of grants of options to purchase Ordinary Shares in the Company to six (6) non-executive directors of the Company; and

7.	Approval of the acceleration of unvested options of Aliza Rotbard, of blessed memory, a former external director of the Company.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2015.

The Company currently is unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and holders of record of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”) at the close of business on May 9, 2016 shall be entitled to receive notice of and to vote at the General Meeting.

The Company's Board of Directors recommends that you vote “FOR” the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than 4 hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Wednesday, June 8, 2016, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than Wednesday, June 8, 2016, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting (i.e., 9am Israel time on June 8, 2016). You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

By Order of the Board of Directors,

Dror Ben-Asher
Chairman of the Board of Directors

Tel-Aviv, Israel

May 5, 2016

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REDHILL BIOPHARMA LTD.

21 Ha'arba'a Street

Tel-Aviv 64739

Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 8, 2016

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on Wednesday, June 8, 2016, at 3:00 p.m. Israel time at the offices of the Company, 21 Ha'arba'a Street, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2016 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2015;
2.	To approve the re-election of Dr. Shmuel Cabilly and Mr. Dan Suesskind to the Board of Directors of the Company, each for an additional three-year term until the annual general meeting to be held in 2019;
3.	To approve the election Mr. Rick D. Scruggs, a member of the Board of Directors since January 1, 2016, to the Board of Directors of the Company, for a one-year term until the annual general meeting to be held in 2017;
4.	Approval of the amended Compensation Policy of the Company;
5.	Approval of revisions to the compensation terms of Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors;
6.	Approval of grants of options to purchase shares in the Company to six (6) non-executive directors of the Company; and
7.	Approval of the acceleration of unvested options of Aliza Rotbard, of blessed memory, a former external director of the Company.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2015.

The Company currently is unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on May 9, 2016 (the “Record Date”), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on May 4, 2016, the Company had outstanding 127,174,294 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the General Meeting.

Proxies

A form of proxy for use at the General Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the General Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least 4 hours prior to the General Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their proxies by the date set forth on the form of proxy. Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

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Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices no later than Wednesday, June 8, 2016, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than Wednesday, June 8, 2016, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADS holders on or about May 11, 2016. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADSs.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

The approval of Proposals 1, 2, 6, and 7 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of Proposal 3 requires the affirmative vote of at least seventy-five percent (75%) of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting at the General Meeting is required to approve Items 4 and 5, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of shares of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

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For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposals 4 and 5 whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the proposals as provided above. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal(s) for which you failed to provide notification.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Micha Ben Chorin, at 21 Ha'arba'a Street, Tel-Aviv, 64739 Israel. Any Position Statement received, that is in accordance with the guidelines set by the Companies Law, will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements must be submitted to the Company by no later than May 29, 2016.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors, following receipt of the recommendation of the Company's Audit Committee, is authorized to determine the independent auditor’s remuneration. In addition, the Listing Rules of The NASDAQ Stock Market require that the Company’s Audit Committee approve the re-appointment and remuneration of the independent auditor.

At the General Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company's auditors for the year ending December 31, 2016 and for an additional period until the next Annual General Meeting. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except as auditors.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

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It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2016 and for an additional period until the next Annual General Meeting.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

The Company's Audit Committee and the Board of Directors recommend a vote FOR approval of the proposed resolution.

PROPOSAL NO. 2

ELECTION OF DR. SHMUEL CABILLY AND MR. DAN SUESSKIND AS DIRECTORS

According to the Articles, the Company's non-external directors are divided into three groups with as equal number of directors as possible. Except for the external directors (who are elected according to the provisions of the Companies Law), the term of one group of directors expires at each general annual meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election. At the General Meeting, the terms of Dr. Shmuel Cabilly and Mr. Dan Suesskind expire, and the Board of Directors has nominated Dr. Shmuel Cabilly and Mr. Dan Suesskind to be re-elected as directors for an additional three-year term.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the 2019 annual general meeting, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Both Dr. Shmuel Cabilly, and Mr. Dan Suesskind have attested to the Board of Directors and to the Company that each one of them meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Position
Dr. Shmuel Cabilly	66	Director
Dan Suesskind	72	Director

Dr. Shmuel Cabilly has served as a member of our Board of Directors since August 26, 2010, and has served on our compensation committee since May 5, 2011. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope he initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent”. Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly is now an investor and serves as a board member of several companies, including BioKine Therapeutics Ltd., Neuroderm Ltd., Biologic Design Ltd., Ornim Inc. and Efranat Ltd. Dr. Cabilly holds a BSC Biology from the Ben Gurion University of Beer Sheva, Israel, an MSC in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel and a PhD in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

Dan Suesskind has served as a member of our Board of Directors since February 21, 2011, and has served on our audit committee and investment committee since May 5, 2011. From 1977 to 2008, Mr. Suesskind served as the Chief Financial Officer of Teva Pharmaceutical Industries Ltd. Mr. Suesskind served as a director of Teva Pharmaceutical Industries Ltd. between 1981 to 2001 and again between 2010 - 2014. In addition, Mr. Suesskind currently serves on the board of directors of Syneron Medical Ltd., Israel Corporation Ltd. as well as a member of the board of trustees of the Hebrew University. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers.  Mr. Suesskind holds a BA in Economics and Political Science from the Hebrew University of Jerusalem, Israel and an MBA in Business Administration from University of Massachusetts in the U.S. The Board of Directors has determined that Mr. Suesskind is a financial and accounting expert under Israeli law.

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It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Dr. Shmuel Cabilly and Mr. Dan Suesskind be, and hereby are, each elected to hold office as directors of the Company, each for an additional three-year term until the annual general meeting to be held in 2019.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote FOR the nominees to the Board of Directors.

PROPOSAL NO. 3

ELECTION OF MR. RICK D. SCRUGGS AS A DIRECTOR

According to the Articles, the Company's non-external directors are divided into three groups with as equal number of directors as possible. Except for the external directors (who are elected according to the provisions of the Companies Law), the term of one group of directors expires at each general annual meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the general annual meeting held in the third year following such election. Mr. Rick Scruggs was appointed to the Board of Directors effective January 1, 2016 in accordance with the Articles. In order to ensure that each group of directors has as equal number of directors as possible following the resignation of Mr. Ori Shilo in November 2015, the Board of Directors has nominated Mr. Scruggs to be elected as a director and be part of the group of directors to which Mr. Shilo belonged, whose term was to expire at the annual general meeting of shareholders to be held in 2017.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of Mr. Scruggs to hold office until the 2017 annual general meeting, or such earlier time as he may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why Mr. Scruggs, if elected, should not be able to serve as a director.

Mr. Rick D. Scruggs has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The following information is supplied with respect to Mr. Scruggs and is based upon the information furnished to the Company by Mr. Scruggs:

Rick D. Scruggs, 56, has served as a member of our Board of Directors since January 1, 2016. Mr. Scruggs served as Executive Vice President of Business Development at Salix Pharmaceuticals, Ltd., up to its acquisition by Valeant Pharmaceuticals International in March 2015. Mr. Scruggs joined Salix in 2000, after working at Oclassen Pharmaceuticals Inc. and Watson Pharmaceuticals, and helped build Salix’s commercial organization, serving in various sales and commercial trade related positions. He was appointed as Executive Vice President in 2011 and was responsible for all business development activities as well as the worldwide distribution of Salix innovative products and intellectual property. Mr. Scruggs also served as the Head of the Board of Directors of Oceana Therapeutics, Salix’s European subsidiary. Mr. Scruggs holds a BS in Criminal Justice from the Appalachian State University in North Carolina, U.S.A.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Rick D. Scruggs be, and hereby is, elected to hold office as a director of the Company, for a one-year term, until the Company’s annual shareholders general meeting to be held in 2017.”

The affirmative vote of the holders of a majority seventy-five percent (75%) of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote FOR the nominee to the Board of Directors.

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PROPOSAL NO. 4

AMENDED COMPENSATION POLICY FOR THE COMPANY'S DIRECTORS AND OFFICERS

Under Amendment No. 20 to the Companies Law, which came into effect in December 2012 (“Amendment No. 20”), the employment terms of officers and directors of public companies, such as the Company, should be determined in accordance with a directors and officers (D&O) compensation policy (the “Compensation Policy”). The Compensation Policy must be approved by (i) the Board of Directors, upon recommendation of the Company's compensation committee (the “Compensation Committee”) and (ii) the shareholders of the Company (except in limited circumstances set forth in the Companies Law). All companies subject to Amendment No. 20 are required to review and re-approve their Compensation Policy based on the guidelines specified in Amendment No. 20 every three years. The shareholders of the Company approved the Company’s original Compensation Policy on July 31, 2013.

On April 19, 2016, in accordance with the provisions of Amendment No. 20 and following the recommendation of the Compensation Committee, the Board of Directors approved amendments to the Compensation Policy and recommended its approval by the shareholders, in the form attached hereto as Appendix B which is marked to show changes from the original Compensation Policy approved by the shareholders (the “Amended Compensation Policy”). The considerations which guided the Company's Compensation Committee and Board of Directors in recommending the Amended Compensation Policy were: promoting the Company's long-term best interests and organization strategy, inter alia, the Company's risk management policy, size and nature of its operations and, with regard to terms of office and employment which include variable components, the Officer's long-term contribution to achieving the Company's objectives and to maximizing its performance, taking into account the scope and reach of the Officer's role. The Compensation Committee and Board of Directors also took into account amendments to the Companies Law regulations which granted companies greater flexibility in structuring the compensation of Officers.

The Amended Compensation Policy was reviewed and amended with due consideration to the nature of the Company's operations in the biomed sector, the size of its operations, the number of drug candidates, the stages of the drug candidates, territories in which the Company operates, market cap on the Tel-Aviv Stock Exchange and on the NASDAQ, as well as other criteria including the Company's cash position and future cash needs, capitalization, future development plans, and shareholders' equity. The Amended Compensation Policy will be in effect for three years from the General Meeting, if approved by the shareholders.

The principles of the Amended Compensation Policy were set forth after discussions by the Compensation Committee and by the Board of Directors. The Amended Compensation Policy principles were designed, inter alia, to grant proper, fair and well-considered compensation to Officers, in alignment with the Company's long-term best interests and overall organizational strategy. Part of the rationale is that the Amended Compensation Policy should encourage a sense of identification with the Company and its objectives on the part of its Officers. An increase in Officer satisfaction and motivation should retain the employment of high-quality Officers in the Company's service over the long term. Additionally, the Amended Compensation Policy intends, inter alia, to allow the Company to preserve and to recruit senior executives with specific professional knowledge and unique expertise and with the ability to lead the Company to business success and to face the challenges confronted by the Company, to grant rational, appropriate and fair compensation to Officers, taking into consideration their duties and areas of responsibilities, giving focus on the contribution of the Officers to achieve the Company objectives and performance maximization.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the Amended Compensation Policy for the Company's directors and officers, in the form attached hereto as Appendix B, and as previously approved by the Board of Directors at the recommendation of the Compensation Committee, for a term of three years from approval by this General Meeting, be, and the same hereby is, approved.”

The affirmative vote of at least a majority of the votes of shareholders present and voting on the matter is required for shareholders to approve Proposal 4, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (a “Special Majority”).

Under certain circumstances and subject to certain exceptions, the Companies Law enables the Board of Directors to approve the Amended Compensation Policy despite the objection of the shareholders provided that the Compensation Committee and the Board of Directors determine that it is for the benefit of the Company, following additional discussions and supported by detailed arguments.

The Board of Directors recommends that the shareholders vote FOR the approval of the Amended Compensation Policy for the Company's directors and officers.

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PROPOSAL NO. 5

REVISIONS TO THE TERMS OF COMPENSATION OF MR. DROR BEN-ASHER, THE COMPANY'S CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD

The Companies Law requires that the terms of service and employment of a company’s Chief Executive Officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's audit committee or compensation committee, as applicable, board of directors and shareholders.

Mr. Dror Ben-Asher has served as the Company's Chief Executive Officer and the hairman of the Board of Directors since its incorporation until today. In light of Mr. Ben-Asher's contribution to the Company, and in accordance with the Amended Compensation Policy, the Board of Directors and Compensation Committee have determined that the proposed revisions to the terms of employment described below are appropriate, reasonable and reflect the significant contribution of Mr. Ben-Asher to the Company.

When discussing revisions to the terms of employment of Mr. Ben-Asher, the Compensation Committee and the Board of Directors took into consideration, inter alia: (a) Mr. Ben-Asher is one of the two entrepreneurs who founded the Company in August 2009 and has been leading the Company from the date of the Company's establishment until today while taking advantage of his experience and business relations which were built over many years; (b) Mr. Ben-Asher has been the leading figure in the Company since its establishment both in terms of daily management and in terms of strategy planning and business vision; (c) the Board of Directors considers Mr. Ben-Asher as a major factor in setting the Company's business strategy and a key factor for successful business strategy implementation in the coming years; (d) Mr. Ben-Asher's fixed compensation has not been updated for over two years while the Company continued to grow; (e) Mr. Ben-Asher also serves as the Chairman of the Board of Directors; and (f) the proposed revised terms of compensation do not significantly increase the Company's burn rate. The proposed revised terms of compensation comply with the Amended Compensation Policy.

The proposed revisions to the terms of employment of Mr. Ben-Asher are (i) an increase of the salary of Mr. Ben-Asher from NIS 75,000 (approximately $20,000 based on the representative U.S. dollar – NIS rate of exchange on May 4, 2016) to NIS 90,000 per month (approximately $24,000 based on the representative U.S. dollar – NIS rate of exchange on May 4, 2016), and (ii) the grant of 700,000 options to purchase Ordinary Shares of the Company at an exercise price equal to the average closing price of the Company's stock on the Tel Aviv Stock Exchange in the last 30 trading days prior to June 8, 2016 (the date of the General Meeting), plus 10% (but in no event less than the closing market price of the Company's Ordinary Shares on June 8, 2016). The options would vest quarterly over four (4) years in equal parts. The last date for exercise of the options would be seven (7) years following the grant date. First vesting is scheduled to commence on September 30, 2016 and the options would become fully vested, in accordance with the terms of the grant, on June 30, 2020. The equity grant would be in accordance with the Company's 2010 Stock Option Plan, as amended, and the remaining terms of the equity grant would be in accordance with such plan. The proposed equity grant represents 0.45% of the total outstanding equity of the Company on a fully diluted basis. The purpose of the grant is, inter alia, to compensate Mr. Ben-Asher for his service and his continual contribution to the Company as well as incentivize Mr. Ben-Asher to continue to contribute to the Company's success and results of operation.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the revisions to the terms of compensation of Mr. Dror Ben-Asher in accordance with the Amended Compensation Policy.”

The approval of Proposal 5 requires the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal (abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors recommend a vote FOR the approval of revisions to the terms of compensation of Mr. Dror Ben-Asher.

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PROPOSAL NO. 6

GRANT OF OPTIONS TO PURCHASE SHARES IN THE COMPANY TO NON-EXECUTIVE DIRECTORS OF THE COMPANY

It is proposed to grant options to purchase Ordinary Shares in the Company to each of the Company's non-executive directors: Ms. Nurit Benjamini, Mr. Rick D. Scruggs, Dr. Shmuel Cabilly, Mr. Eric Swenden, Dr. Kenneth Reed and Mr. Dan Suesskind.

The Compensation Committee and Board of Directors have approved the proposed grant of options in light of each such non-executive director's contribution to the Company. The proposed grants comply with the principles of the Amended Compensation Policy. The purpose of the grant is, inter alia, to compensate each such director for his/her service and significant contribution to the Company as well as to provide an equity incentive to continue to contribute to the Company's success and results of operations.

When discussing the suggested grants to the Company's non-executive directors, the Compensation Committee and the Board of Directors took into consideration, inter alia: (a) the non-executive mentioned directors have the experience, knowledge, skills and management abilities in the fields relevant to the Company's operations; (b) each of the Company's members of the Board of Directors is required to maintain adequate supervision over the Company's management in circumstances of significant increase in the Company's business activities as well as significant increase in applicable regulatory demands; (c) allocating options to the directors will increase their equity interest in the success of the Company and the results of its operations, and  (d) the increase allocation of options to the Company’s directors complies with the Amended Compensation Policy in that the terms of options granted comply with the provisions of the Amended Compensation Policy with respect to grant of options to the Company’s directors.

The background and qualifications of, Dr. Cabilly, Mr. Suesskind and Mr. Scruggs are described in Proposals 2 and 3 of this Proxy. Below are summaries of the background and qualifications of Ms. Nurit Benjamini, Mr. Eric Swenden and Dr. Kenneth Reed.

Nurit Benjamini, MBA, has served as an external director on our Board of Directors and a member of our audit committee and our Compensation Committee since February 16, 2016. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that develops, designs and manufactures interactive digital content to be displayed on electronic devices and websites. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wixpress Ltd. (Nasdaq: WIX); from 2007 through 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd. now Sigma Designs Israel, a subsidiary of Sigma Designs Inc. (Nasdaq: SIGM); and from 2000 through 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Prior to that, from 1993 through 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly Nasdaq: ALDN). Ms. Benjamini serves as an external director of BiolineRx Ltd. (Nasdaq/TASE: BLRX), and as the chairperson of its audit committee, and on the board of directors, and as chairperson of the audit committee, of Allot Communications Ltd. (Nasdaq/TASE: ALLT). Ms. Benjamini holds a B.A. in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

Eric Swenden has served as a member of our Board of Directors since May 3, 2010, and has served on our investment committee since May 5, 2011. From 1966 until 2001 Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion, and he currently serves on the board of directors of Lifeline Scientific, Inc., TBC S.A., Alterpharma N.V. and Gudrun N.V. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The Board of Directors has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

Dr. Kenneth Reed has served as a member of our Board of Directors since December 15, 2009. Dr. Reed is a dermatologist, practicing in a private practice under the name of Kenneth Reed MD PC. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A from Brown University in the U.S. and a M.D. from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board certified dermatologist with over 30 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology.

The proposal would grant to each of Ms. Benjamini and Mr. Scruggs 240,000 options and would grant to each of Dr. Cabilly, Mr. Swenden, Dr. Reed and Mr. Suesskind 80,000 options. It is proposed that Ms. Benjamini receive 240,000 options due to a provision in the Companies Law regulations providing that external directors are not entitled to receive additional compensation during their three year term, subject to limited exceptions. Ms. Benjamini was elected in January 2016 to serve as an external director of the Company and although Ms. Benjamini was informed prior to her appointment that she would be entitled to the grant of options similar in amount to the other Company external director, for technical reasons the grant of options was not brought to shareholder approval at the time of her election. Consequently, shareholders are being requested to approve the grant of options to Ms. Benjamini at the General Meeting.

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Each of option granted represented an option to purchase an Ordinary Share of the Company at any exercise price equal to equal to the average closing price of the Company's Ordinary Shares on the Tel Aviv Stock Exchange in the last 30 trading days prior to June 8, 2016 (the date of the General Meeting), plus 10% (but in no event less than the closing market price of the Company's Ordinary Shares on June 8, 2016). Each director's options would vest quarterly over four (4) years in equal parts, which vest each quarter (except that for Ms. Benjamini and Mr. Scruggs, for whom this would be their first grant of options, the vesting of one quarter of their options would be completed after the elapse of one year, and thereafter vesting would be quarterly over the next three years in equal parts at the end of each calendar quarter). The last date for exercise of the options will be seven (7) years following the grant date. First vesting is scheduled on September 30, 2016 (June 8, 2017 in the case of Ms. Benjamini and Mr. Scruggs) and the options will become fully vested, in accordance with the terms of the grant, on June 30, 2020. The equity grant would be in accordance with the Company's 2010 Stock Option Plan, as amended, and the remaining terms of the equity grant would be in accordance with such plan. The proposed equity grant to each of Ms. Benjamini and Mr. Scruggs represents 0.15% of the total outstanding equity of the Company, on a fully diluted basis. The proposed equity grant to each of Dr. Cabilly and Mr. Swenden, Dr. Reed and Mr. Suesskind represents 0.05% of the total outstanding equity of the Company, on a fully diluted basis.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve and to recommend to the Company's Board of Directors to approve the grant of 240,000 options to each of Ms. Benjamini and Mr. Scruggs and to the grant of 80,000 options to each of Dr. Cabilly, Mr. Swenden, Dr. Reed and Mr. Suesskind, in each case exercisable into Ordinary Shares of the Company.”

The approval of Proposal 6 requires the affirmative vote of the Company's shareholders holding a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

The Board and the Compensation Committee recommend that you vote FOR the approval of grant options to the non-executive directors of the Company.

PROPOSAL NO. 7

APPROVAL OF THE ACCELERATION OF UNVESTED OPTIONS OF ALIZA ROTBARD, OF BLESSED MEMORY, A FORMER DIRECTOR OF THE COMPANY

Aliza Rotbard served as an external director on our Board of Directors from May 4, 2011 until her passing in November 2015. In 2014, the Company granted to Ms. Rotbard 240,000 options to purchase Ordinary Shares of the Company at an exercise price of $1.48 per option. At the time of her passing, 150,000 options remained unvested.

Under the Company's 2010 Stock Option Plan, if the director relationship of a grantee is terminated by reason of death, the option shall remain exercisable for a period of twenty four (24) months following such termination, but only to the extent exercisable at termination of employment and not beyond the scheduled expiration date. Because this provision only enables the exercise of options that had already vested at the time of death, the shareholders are being requested to approve the vesting of the 150,000 options that were granted to Ms. Rotbard but had not vested at the time of her death.

Considering her meaningful contribution to the Company, the Compensation Committee and Board of Directors approved, subject to shareholder approval and receipt of requisite regulatory approvals, the acceleration of the 150,000 unvested options, such that immediately following approval by the shareholders at the General Meeting, all 150,000 unvested options will be deemed fully vested and exercisable by the estate of Ms. Rotbard. The options would expire on November 29, 2017, which is the expiration date of the 90,000 options that have already vested.

It is proposed that at the General Meeting, the following resolution be adopted:

RESOLVED, to approve the acceleration of 150,000 unvested options to the estate of Ms. Aliza Rotbard, of blessed memory, a former external director of the Company.

The approval of Proposal 7 requires the affirmative vote of the Company's shareholders holding a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

The Board and the Compensation Committee recommend that you vote FOR the approval of grant options to the non-executive directors of the Company.

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OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Dror Ben-Asher

Chairman of the Board of Directors
Dated: May 5, 2016

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Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to RedHill Biopharma Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name:	Signature:

Date:

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1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

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Appendix B

RedHill Biopharma Ltd.

(The "Company")

Compensation Policy
(the “Policy” or “Compensation Policy”)

As approved by the Company's Compensation Committee on ~~June 18, 2013~~April 14, 2016

and by the Company’s Board of Directors on ~~June 18, 2013~~April 19, 2016.

1.                  Definitions

"Board of Directors" or “Board”	-	Company Board of Directors;
"Committee" or "Compensation Committee"	-	The Company's Compensation Committee;
"Company"	-	RedHill Biopharma Ltd.;
"The Companies Law"	-	The Companies Law, 1999, Israel;
"The Securities Law"	-	The Securities Law, 1968, Israel;
"Retirement Bonus" "Team Members"	-

Bonus, payment, compensation, compensation or any other benefit awarded to an officer with regard to conclusion of their office with the Company;

Company employees or consultants that engaged with the Company on a permanent basis;

"Officer"	-	Board member, CEO, ~~Deputy CEO, Finance and Operations~~CFO, COO, Chief Business Officer, Senior VP, VP, any such Officer of the Company by a different title, and any other executive reporting directly to the CEO;
"Amendment"	-	Amendment 20 to the Companies Law;
"Cost" "Peer Group Survey"	- -

Cost to the employing entity;

Analysis of the compensation of relevant Officers in the Company’s peer group of public biotech or pharma companies listed for trading in both Israel and the US, or only in the US. Peer group companies shall be similar as possible to the Company in at least some of the following criteria:

1.      Business model

2.      Type of products

3.      Stage of development

4.      Market cap

5.      Cash position

6.      Size of the team

~~Such Peer Group Survey will be updated every year~~

Due to the business model of the Company, the nature of its activity and the development stages of its products, it is difficult to find peer group companies that are similar in all criteria. Accordingly, most companies in the peer group are similar only in part of the criteria.

The Company will periodically update the Peer Group Survey ~~on an annual basis.~~.

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2.                  Overview

On December 12, 2012, Amendment 20 to the Companies Law came into effect. The Amendment governs the structure of compensation of Officers of public companies and debenture companies, and specifies a process for approval thereof. In conformity with the Amendment, the Compensation Committee and Board of Directors have adopted this Compensation Policy.

The principles of the Compensation Policy were set forth after discussions by the Compensation Committee and the Board~~, in consultation with an external advisor.~~. Policy principles were designed to grant proper, fair and well-considered compensation to Officers, in alignment with the Company's long-term best interests and organizational strategy. Part of the rationale is that the policy should encourage a sense of identification with the Company and its objectives on the part of its Officers. An increase in Officer satisfaction and motivation should retain the employment of high-quality Officers in the Company's service over the long term.

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The Compensation Policy considers, inter alia, the Company's risk management policy, size and nature of its operations and, with regard to terms of office and employment which include variable components, the Officer's long-term contribution to achieving the Company's objectives and to maximizing its earnings, taking into account the scope and reach of the Officer's role.

The Compensation Policy was prepared with due consideration to the nature of the Company’s operations in the biomed sector, territories where the Company operates, market size on the Tel-Aviv Stock Exchange and on the NASDAQ, as well as other criteria including, the Company's cash position, capitalization and shareholders' equity.

In addition, in designing the Compensation Policy, the Compensation Committee and Board considered the average and median annual cost of the fixed component payable to all Company full-time Team Members. The Company estimates that the gaps between the Officers’ compensation, assuming implementation of the new Policy, will have no adverse effect on the working relationships in the Company.

The compensation principles are a tool based on targets and benchmarks derived, inter alia, form the Company's annual work plan and from long-term plans as determined by the Board of Directors from time to time.

Compensation Policy components will include each of the following:

a.	Fixed components: salary, social benefits (such as: beneficial retirement arrangement, disability insurance, provident fund, study fund, paid leave, sick leave and vacation pay) and other benefits (such as: car, cell phone, laptop computer, internet connection, including gross-up of the benefit value for tax purposes).
b.	Variable components: bonus payments, etc.
c.	Equity-based variable components: options plan, share plan, etc.
d.	Retirement Bonus: bonus, payment, compensation, compensation or any other benefit awarded to an Officer with regard to the conclusion of their office with the Company.
e.	Insurance, waiver and indemnification: Board members' and Officers' liability insurance (for the normal course of business as well as for non-recurring events (run-off)), waiver of Officers' liability (in advance and in retrospect) and provision of commitment to indemnify Officers in advance and in retrospect.

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Provisions of this Compensation Policy only apply to Company Officers (as defined above).

While the Company's employment agreements and /or consulting agreements may be in NIS or in USD, the Company's compensation costs (including salaries, benefits and consulting) are reported in the Company's financial statements in USD. Thus, all compensation components are presented in this policy in USD.

The language of this Compensation Policy uses the male pronoun only as a measure of comfort. This policy applies to both male and female Officers.

The target range for the compensation mix between the annual fix components, and variable components of the Company's Officers, is set forth below:

Position	Range of the fixed components out of the total compensation (%)	Range of variable cash compensation out of the total compensation (%)	Range of equity-based compensation out of the total compensation (%)
Chairman of the Board of Directors	20% - 100%	0% - 40%	0% - 40%
Board Member	20% - 100%	0% - 40%	0% - 40%
Company CEO	20% - 100%	0% - 40%	0% - 40%
Other Officer	20% - 100%	0% - 40%	0% - 40%

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3.	Officers' areas of responsibility, education and experience

3.1.	Position: Chairman of the Board of Directors

3.1.1.	Responsibilities: Chairman of the Company Board of Directors and Board member. Provide guidance to the CEO on management of Company business in accordance with Board policy.

3.1.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. The Chairman of the Board of Directors must have practical experience as one or more of the following: (a) acting or former Officer of a company of similar size; (b) at least 5 years of experience as a senior executive in the Company's line of business or one that is sufficiently related to the Company’s line of business including, for example, investment banking or consulting; (c) academic experience of 3 years or more in one of the following disciplines or related to: business administration, economics, law, finance, medicine, science, the pharmaceutical or healthcare industries or drug development. Academic experience includes, for example, academic research, academic publications or academic teaching in recognized academic institutions in Israel or overseas.

Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board may waive, in exceptional cases, the aforementioned required education and/or experience should they deem the candidate have special business experience or skills which, in their opinion, would make a considerable contribution to the Company if appointed Chairman of the Board of Directors.

3.2.	Position: Board member

3.2.1.	Responsibilities: the Board member of the Company Board of Directors will, as a part of the Board, set Company policy and supervise the CEO's performance and actions. The Company Board of Directors is also empowered with all statutory authority.

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3.2.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. The Board member must have practical experience in one or more of the following: (a) acting or former Officer of the Company, or a company of similar size; (b) CPA / attorney / business manager with over 5 years of experience; (c) academic experience of 3 years or more in one of the following disciplines or related to: business administration, economics, law, finance, medicine, science, the pharmaceutical or healthcare industries or drug development. Academic experience includes, for example, academic research, academic publications or academic teaching in recognized academic institutions in Israel or overseas.

3.2.3.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem the candidate has special business experience or skills which, in their opinion, would make a considerable contribution to the Company if appointed a Board member.

3.3.	Position: Company CEO

3.3.1.	Responsibilities: management of all Company business.

3.3.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. Prior experience as CEO of a similar company for at least 3 years, or Officer of the Company with over 3 years' tenure.

3.3.3.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem the candidate CEO has special business experience or skills which, in their opinion, would make a considerable contribution to the Company.

~~3.4.~~	~~Position: Deputy CEO, Finance and Operations~~

~~3.4.1.~~	~~Responsibilities: management of Company finances, operations and human resources.~~

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~~3.4.2.~~	~~Required education and experience: academic degree in economics, accounting, business administration or other relevant degrees such as finance, from a recognized academic institution in Israel or overseas. Prior experience of over 3 years in the position of VP, Finance and Operations at another company or over 5 years of experience as comptroller, or a similar position in the Company.~~

~~3.4.3.~~	~~Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem the candidate has special business experience or skills which, in their opinion, would make a considerable contribution to the Company.~~

~~3.5.~~3.4.	Position: other Officer

~~3.5.1~~3.4.1.	Responsibilities: responsibilities range from such positions as Senior VP Research and Development who is responsible for the research and development activity of the Company, ~~Senior VP Product and Corporate Development~~Chief Operating Officer who is responsible for the development of certain R&D programs and other corporate development activities, Chief Financial Officer who is responsible for the Company finances, accounting, legal, administration, Information Technology and human resources, , Senior VP Business Development and Licensing who is responsible for the Company’s business development and other business activities, Chief Business Officer who is responsible for the Company’s intellectual property and other business activities. Officers report directly to the Company CEO.

~~3.5.2~~3.4.2.	Required education and experience: academic degree relevant to each position from a recognized academic institution in Israel or overseas. Prior experience of over 3 years in a similar position with another company or with the Company. The Company requires its Legal Counsel to hold an attorney license in addition to the foregoing.

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~~3.5.3~~3.4.3.	The Company may engage from time to time with additional Officers who will be responsible for different areas of the business, and / or Officers whose titles may be different than those specified above. New Officers or Officers with different titles must have the skills, education and experience relevant to their responsibilities as Officers of the Company. Guidelines for engagement with ~~them are~~additional Officers will be consistent with terms outlined in section 4.~~5~~4 hereinafter.

~~3.5.4.~~3.4.4.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem a candidate for an Officer’s position has special business experience or a skill which, in their opinion, would make a considerable contribution to the Company if appointed to the position.

4.	Fixed component

4.1.	Position: Chairman of the Board of Directors (the “Chairman”)

4.1.1.	The annual cost of the fixed component of compensation of the Chairman of the Board of Directors, consisting of a fixed annual payment and additional fixed payment per meeting, shall not exceed ~~three~~two times the annual cost of the fixed component of compensation of external Board members. If the Chairman of the Board of Directors is also an Officer of the Company, no additional compensation will be payable to the Chairman for his role as Chairman of the Board.

4.1.2.	In addition, the Chairman of the Board of Directors will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The policy for overseas travel expense reimbursement will be the same as for the Company CEO.

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4.1.3.	Currently, the Company Chairman is also an Officer of the Company, thus, according to article 4.11 above, he is not eligible for compensation for his role as Chairman of the Board of Directors.

4.2.	Position: Board member

4.2.1.	Compensation of Company Board members consists of annual and per meeting compensation (including in cases of written resolution or telephone call) as well as expense reimbursement in accordance with the provisions of the companies regulations (rules concerning compensation and expense reimbursement for an external director)-2000 (the "Compensation Regulations"). Total compensation will be based on the applicable company ~~rating~~level, which is determined by shareholders' equity (as it may be from time to time); such compensation will be equal to compensation payable to external Board members of the Company. The Company may grant special compensation to Board members up to the amounts payable to expert Board members ~~according to~~under the provisions of the Companies Law and sections 4 and 5a~~.~~ to the Compensation Regulations.

4.2.2.	The Company may grant to its Board members (including external directors) an equity-based compensation in accordance with its options plan and the provisions of paragraph 6 to this Compensation Policy, subject to the provisions of the Companies Law and the Compensation Regulations.

4.2.3.	Board members will be entitled to reimbursement of reasonable expenses incurred in the course of their duty, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Expense reimbursement for overseas travel will be in accordance with Company policies, as applicable to the Company CEO.

4.2.4.	As of the date of this policy, the Company compensates all Board members, other than Board members who are also Officers of the Company, in compliance with the provisions of the Compensation Regulations.

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4.3.	Position: Company CEO

4.3.1.	The annual cost of the fixed compensation component for the Company CEO shall not exceed the median salary cost (fixed component) of CEOs in the Peer Group Survey. As of the date of the approval of this policy, the median salary cost (fixed component) of CEOs at peer group companies, according to the Peer Group Survey is US $~~402,000~~447,455.

4.3.2.	In addition, the Company CEO will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Such expenses will not exceed US $3,000 per month. The Company may pay the CEO's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

~~4.3.3.~~	~~The maximum annual cost of the fixed compensation component that can be payable to the Company CEO according to this policy, as per section 4.3.1 above, is 69% more than the current annual cost of such component according to the Company CEO’s current employment agreement as of the date of this policy.~~

~~4.4.~~	~~Position: Company Deputy CEO, Finance and Operations~~

~~4.4.1.~~	~~The annual cost of the fixed compensation component for the Company Deputy CEO, Finance and Operations shall not exceed 90% of the fixed compensation component for the Company CEO.~~

~~4.4.2.~~	~~In addition, the Company Deputy CEO, Finance and Operations will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Such expenses will not exceed US $3,000 per month. The Company may pay the Deputy CEO, Finance and Operations’ expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.~~

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~~4.4.3.~~	~~The maximum annual cost of the fixed compensation component that can be payable to the Company Deputy CEO, Finance and Operations according to this policy, as per section 4.4.1 above, is 61% higher than the current annual cost of such component according to the Company Deputy CEO, Finance and Operations’ current employment agreement as of the date of this policy.~~

~~4.5.~~4.4.	Position: other Officer (other than Board member~~, CEO~~ or ~~Deputy CEO, Finance and Operations~~CEO)

~~4.5.1~~4.4.1.	Senior VP Research and Development

The annual cost of the fixed compensation component for the Senior VP Research and Development shall not exceed 90% of the fixed compensation component for the Company CEO.

In addition, such Officer will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Such expenses will not exceed US $2,000 per month. The Company may pay the Officer's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

4.4.2.	Chief Operating Officer (COO)

The annual cost of the fixed compensation component for the COO shall not exceed 90% of the fixed compensation component for the Company CEO.

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In addition, such Officer will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Such expenses will not exceed US $2,000 per month. The Company may pay the Officer's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

~~The maximum annual cost of the fixed compensation component that can be payable to the Senior VP of Research and Development according to this policy, as per the aforementioned, is 50% higher than the current annual cost of such component according to the Senior VP Research and Development’s current employment agreement as of the date of this policy.~~

~~4.5.2.~~4.4.3.	Chief Business Officer

The annual cost of the fixed compensation component for the Chief Business Officer shall not exceed 90% of the fixed compensation component for the Company CEO.

In addition, such Officer will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Such expenses will not exceed US $ 2,000per month. The Company may pay the Officer's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

4.4.4.	Senior VP Business Development & Licensing

The annual cost of the fixed compensation component for the Senior VP Business Development & Licensing shall not exceed 90% of the fixed compensation component for the Company CEO.

In addition, such Officer will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Such expenses will not exceed US $2,000 per month. The Company may pay the Officer's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

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4.4.5.	Chief Financial Officer (CFO)

The annual cost of the fixed compensation component for the CFO shall not exceed 90% of the fixed compensation component for the Company CEO.

In addition, such Officer will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Such expenses will not exceed US $2,000 per month. The Company may pay the Officer's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

~~The maximum annual cost~~According to section 1B3 to the Companies Regulations (Relief in Transactions With Related Parties), 2000, non-material changes in the terms of ~~the fixed~~employment of an officer who is subject to the CEO, will not require compensation ~~component that can be payable for the Chief Business Officer according to this policy~~committee approval, as ~~per the aforementioned, is~~ stated in section 272(C) to the ~~same~~Companies Law, so long as the ~~current annual cost of such component according to the Chief Business Officer’s current employment agreement as of the date of this policy.~~

~~4.5.3.~~	~~Senior VP Product & Corporate Development~~

~~The annual cost of the fixed~~ change in the compensation ~~component for the Senior VP Product & Corporate Development shall~~does not exceed ~~85~~15% of the fixed compensation ~~component for the Company CEO.~~

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~~In addition, such Officer will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel~~ and ~~entertainment expenses, against provision of receipts. Such expenses will not exceed US $2,000 per month. The Company may pay the Officer's expenses~~has been approved by ~~credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.~~

~~4.5.4.~~	~~The maximum annual cost of the fixed compensation component that can be payable to the Senior VP Product & Corporate Development according to this policy, as per the aforementioned, is 67% higher than the current annual cost of such component according to the Senior VP Product & Corporate Development’s current employment agreement as of the date of this policy.~~ the ~~Senior VP Business Development & Licensing~~

~~The annual cost of the fixed compensation component for the Senior VP Business Development & Licensing shall not exceed 85% of the fixed compensation component for the Company~~ CEO.

~~In addition, such Officer will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Such expenses will not exceed US $2,000 per month. The Company may pay the Officer's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.~~

4.5.	~~The maximum annual cost of the fixed compensation component that can be payable to the Senior VP Business Development & Licensing according to this policy, as per the aforementioned, is 42% higher than the annual cost of such component according to the Senior VP Business Development & Licensing’s current employment agreement as of the date of this policy.~~

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5.	Variable component (bonuses)

The Company decided currently not to implement a bonus plan in its Compensation Policy. If in the future the Board of Directors decides to implement such bonus plan, it shall be implemented according to the guidelines outlined in section 5.1.5 of this Policy.
Such bonus plan’s goal shall be to provide mid-term incentive to the Company's Team Members while the equity-based variable component (as described herein) provides long-term incentive to the Team Members.

The Compensation Committee and the Board of Directors may decide to award a special bonus regardless of implementation of a bonus plan. Such special bonus shall be awarded according to section 5.1.5 of this Policy.

5.1.	Annual bonus

The Company may award an annual bonus to an Officer based on the following guidelines:

5.1.1.	Pre-condition: a pre-condition for the bonus award is one or more of the following:

5.1.1.1.	for the Company to recognize minimum revenues of US $3 million in the relevant year;

5.1.1.2.	a market cap of at least US ~~50~~120 million;

5.1.1.3.	increase in the share price of ~~50~~33% or more in the relevant fiscal year;

5.1.1.4.	A significant positive event in the Company’s business, affecting the Company’s overall prospects in the medium or long term.

5.1.2.	The requirement to pre-approve measureable targets, as provided below in Sections 5.1.3 and 5.1.4 in order to award an annual bonus, shall not apply to officers who are subordinate to the CEO.

~~5.1.2.~~5.1.3.	Except as provided in Section 5.1.2 above, the Company may award an annual bonus to its Officers subject to achieving pre-approved measureable targets to be set by the Company Compensation Committee and Board of Directors (the "Annual Bonus"). The Company shall specify Company wide and personal targets for each Officer that shall be pre-approved by the Company's Compensation Committee and Board of Directors in the beginning of the relevant period (and not later than the approval by the board of directors of the Company's financial statements in the relevant year) of which such Annual Bonuses are applicable. These targets would be derived, inter alia, from the Company’s work plan and/or the work plan of the organizational unit managed by the relevant Officer and shall be measureable.

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~~5.1.3.~~5.1.4.	For each Officer, an individual Annual Bonus would be determined as a number of monthly salaries specified in advance for each Officer (hereinafter: "the Target Bonus") with a multiplier to reflect achievement of the personal targets specified for the Officer. This multiplier may be lower than 1 (if the Officer only partially achieved the personal targets) or may be higher than 1 (if the Officer's performance exceeded the specified targets).

~~5.1.4.~~5.1.5.	In addition to the Annual Bonus, each Officer of the Company may be awarded once a year a special annual bonus (the "Special Annual Bonus") regardless of a specified target and regardless of a bonus plan. Such Special Annual Bonus shall be approved by the Compensation Committee and the Board of Directors, which shall consider the CEO's recommendation (based on recognition of special and extraordinary contribution by the Officer in the course of Company business, such as a special effort and achievements related to financing raised, merger, acquisition, sale or license of business operations, achievement of major corporate goal in R&D, business and corporate development or other significant general corporate goal, intellectual property protection of the Company’s products, etc.). Such Special Annual Bonus, ~~at the CEO’s discretion,~~ shall not exceed ~~20%~~three months’ salary for each Officer of the ~~Officer's Annual Bonus and, if no Annual Bonus is awarded, then the Special Annual Bonus shall not exceed 20% of the Officers' fixed component annual cost.~~Company, except as provided in Section 5.1.2 above.

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~~5.1.5.~~5.1.6.	Bonus calculation upon termination of employment: should employment of the Officer by the Company be terminated in a given calendar year, the Annual Bonus amount would be calculated pursuant to this Compensation Policy, subject to sections 5.1.1 above and 5.1.2 above, to be revised and calculated pro-rata to the duration of employment of the Officer in the given year. The Compensation Committee and the Board of Directors may decide not to give an Annual Bonus in the case of termination of employment during the relevant period.

~~5.1.6.~~5.1.7.	Maximum bonus: the combined Annual Bonus and Special Annual Bonus amount shall not exceed ~~300~~200% of the Officer’s annual fixed component.

~~5.1.7.~~5.1.8.	If, and only to the extent that, a particular bonus is conditional to the pre-condition specified in sub-section 5.1.1.1. above being achieved, as opposed to the other listed pre-conditions in section 5.1.1., the total bonus payments to all Company Officers shall not exceed ~~20~~30% of the total revenues for that year, in USD.

5.2.	The Company's Compensation Committee and Board of Directors may reduce the bonus awarded to an Officer at their discretion, including under the following circumstances: material deterioration of the Company's position or such material deterioration anticipated by the Board of Directors, deterioration in the state of the economy, deterioration in the performance of the Officer or inappropriate conduct by the Officer.

5.3.	In a case where, should the Company's audited consolidated financial statements for any year be revised, the bonus amount payable to the Officer for that year, had it been calculated based on the revised data, would have resulted in a different bonus amount payable to the Officer, the Company would pay to the Officer, or the Officer would reimburse the Company as the case may be, the difference between the bonus amount paid and the bonus amount payable due to said revision. Unless otherwise agreed in writing between the Company and the relevant Officer, said bonus amount shall be paid within 60 days from the date of receiving a written demand.

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6.	Equity-based variable component

6.1.	The Compensation Committee and Board of Directors shall review ~~once a year~~from time to time the overall equity-based grant for all Team Members and Officers. When doing so, the Compensation Committee and Board of Directors shall take into consideration: (1) each Officer's (including Board members) contribution to the Company including expected contribution; and (2) creating an effective long-term incentive to harness and motivate Team Members and Officers.

6.2.	Stock options plan grant: based on the Compensation Committee and Board of Directors' review and discussion, the Company may award to Officers options to purchase Company shares.

6.3.	The unexercised options held by all Team Members and Officers under the Company’s Stock Options Plan may not exceed 20% of the Company's fully diluted share capital.

6.4.	Taxation regime: if applicable, the options would be awarded pursuant to provisions of Section 102 of the Income Tax Ordinance~~,~~ of Israel, under the income taxation track. However, each Officer and Team Member will be responsible to his own tax regime for his own tax liability.

6.5.	Fair value: the fair value of options awarded to each Officer in a given year, as calculated ~~by an external service provider for the Company's financial statements,~~ at grant date, shall not exceed ~~300~~200% of the annual fixed component of such Officer.

6.6.	Exercise price: the exercise price for each option would be determined as the higher of the average Company share price on the Tel-Aviv Stock Exchange over the 30 trading days preceding the Board’s decision plus up to 30% premium, or the closing Company share price on the Tel-Aviv Stock Exchange on the date of the approval of the award by the Company Board of Directors.

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6.7.	Options terms: as defined by the Company 2010 Stock Options Plan, attached herein as Exhibit A.

6.8.	Subject to the terms of the 2010 Stock Option Plan, the Company's Compensation Committee and Board of Directors shall not reduce the amount of unexercised options of an Officer, nor will they limit the exercise value of such unexercised options.

7.	Duration and termination of Officer's term in office

~~7.1.~~	~~Restricted contracting term: the term of any contract between the Company and an Officer may not exceed 4 years from the contract start date. The Compensation Committee and the Board of Directors may, in exceptional cases, deviate from this provision if the relevant Officer provides an extraordinary contribution to the Company and to the achievement of Company goals.~~

~~7.2.~~7.1.	Severance pay: in the case of termination (other than termination of an Officer for cause), the Officer will be eligible to receive severance pay in full.

~~7.3.~~7.2.	Notice period: the Company may give an Officer a notice period of up to 12 months.
The Company may waive the Officer's services to the Company during the notice period and pay the amount payable in lieu of notice, plus the value of benefits, even in case of immediate termination.

During the notice period, the Officer would be eligible to receive bonuses with respect to this period and would also continue to accrue vesting of options awarded.

~~7.4.~~7.3.	Non-compete bonus: the Company may pay an Officer a bonus upon termination of employment in return for a commitment by the Officer not to compete with Company business. The extent of the non-compete commitment would be determined by the Company's Compensation Committee and Board of Directors. Such bonus shall be calculated according to a key of up to two months’ salary for each 3 months of non-compete period and shall not exceed a total of 12 salaries.

19

~~7.5.~~7.4.	Retirement bonus: the Company may pay an Officer a retirement bonus upon termination of employment. The retirement bonus shall not exceed the fixed yearly compensation for Officers that engaged with the company for over 3 years and half of the fixed yearly compensation for an Officer that was engaged with the Company for less than 3 years.

Such retirement bonus, if applicable, shall be awarded based on the Officer's tenure, the Company's achievements during the relevant period and the Officer's contribution to such achievements, and the circumstances of such Officer's retirement from the Company.

8.	Engagement as a contractor or through a management company

The Company may engage an Officer as an independent contractor rather than as a salaried employee. In such a case, the maximum cost of employment would be calculated based on the maximum cost for a salaried employee in a similar position, and guidelines of the Compensation Policy would apply to such an officer mutatis mutandis.

9.	Work overseas

The maximum salary for an Officer who resides overseas (outside of Israel) for discharging their position may exceed the maximum salary for the Officer pursuant to this Policy, had he been employed in Israel, by up to 50%.

10.	Insurance, waiver and indemnification

10.1.	Board member and Officer liability insurance (claims made): the Company may obtain a liability insurance policy for Board members and Officers, which would apply to Officers of the Company and/or of its subsidiaries, as they may be, from time to time, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy shall not exceed US $50 million; (b) the annual premium payable by the Company for the insurance premium shall not exceed US $400,000 annually.
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10.2.	Board member and Officer’s liability insurance (run-off): should the Company sell its operations (in whole or in part) and/or in case of merger, spin-off or any other significant business combination involving the Company and/or part or all of ~~it~~its assets, the Company may obtain a Board member and Officer’s liability insurance policy (run-off) for Board members and Officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed 7 years; (b) the coverage amount shall not exceed US $50 million; (c) the premium payable by the Company shall not exceed US $400,000 annually.

10.3.	Waiver of liability: the Company may, subject to statutory provisions, waive the Officer's liability for any damage incurred by the Company, directly or indirectly, due to any breach of the Officer's due care duty towards the Company and/or any affiliated entity by his action and pursuant to his office as an Officer of the Company.

10.4.	Advance indemnification: the Company may provide a commitment to indemnify in advance any Officer of the Company in the course of his position as Officer of the Company and subsidiaries thereof, all subject to the letter of indemnification, as approved by the Company's ~~General meeting of July, 2013, attached herein as Exhibit B to this Compensation Policy.~~shareholders from time to time and in accordance with the Company's Articles of Association.

10.5.	Retroactive indemnification: the Company may provide retroactive indemnification to any Officer to the extent allowed by the Companies Law.

11.	Term of the Compensation Policy

The Compensation Policy will be in effect for a 3 ~~years’~~year (or longer if the law so permits) term starting on the approval date of the Compensation Policy by the General Annual Meeting of Company shareholders. ~~Should the General Annual Meeting of Company shareholders fail to approve the Compensation Policy, the Company Board of Directors may adopt it, despite such objection by the General Annual Meeting, and in such case the Compensation Policy would be in effect for 1 year from its approval date by the Board of Directors.~~

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12.	Miscellaneous

12.1.	The identity of Company Officers is subject to the discretion of the Company's CEO. Changes may occur in the identity of Officers from year to year, and persons who served as Officers in one year and whose terms of employment or office were subject to this Compensation Policy may not necessarily continue to serve as Officers in subsequent years, and thus, their terms of employment or office would not be subject to this Compensation Policy, and vice versa. Moreover, the Company may revise the terms of employment or office of any Officer at any time, and is under no obligation to apply the same terms of employment or office to any Officer applied to them in previous years.

12.2.	This document shall not confer any right on Officers to whom this Compensation Policy applies, nor on any other third party, to receive any compensation whatsoever.

12.3.	Note, for the sake of clarification, that the content of this policy does not detract from provisions of the Companies Law with regard to the manner of approval of contracting between the Company and any Officer with regard to terms of employment or office, and the provisions of this Policy do not detract from any mandatory reporting with regard to Officer compensation pursuant to the Securities Law and regulations based there upon.

12.4 .	For the avoidance of doubt, it is clarified that in case of any amendment made to provisions of the Companies Law and any other relevant rules and regulations in a manner that will facilitate the Company with respect to its action with regard to Officer compensation, the Company may be entitled to follow these provisions even if they contradict the principles of this compensation policy.

~~12.4.~~ 12.5.	Any payment made to Officers pursuant to compensation plans, in addition to the fixed compensation component, is not and shall not be deemed part of the Officer's regular pay for all intents and purposes, and shall not form basis for calculation and/or eligibility and/or accrual of any benefits and will not, notwithstanding the foregoing, be a component included in payment of paid leave, severance pay, contributions to provident funds, etc.

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~~12.5.~~ 12.6.	The Board of Directors shall discuss the application of a compensation plan for each fiscal year in conformity with the Compensation Policy, and will approve or disapprove the application of each such plan, if any.

~~12.6.~~ 12.7.	As part of the approval process of each annual plan, with its various components, changes to Company objectives, market conditions, the Company's position, etc. would be reviewed annually by the Board of Directors. Consequently, the targets, benchmarks and compensation targets for each plan would be reviewed annually, and their actual application would be subject to change based on decisions made by the Board of Directors from time to time.

~~12.7.~~ 12.8.	The Board of Directors shall review from time to time the Compensation Policy and the need to revise it in case of any material change in circumstances prevailing upon setting said Policy, or for any other reasons.

12.9.	Any change in compensation of an Officer related to his or her fixed component that will change the composition of the compensation without affecting the total employer cost to the Company will not require approval of the compensation committee nor the Board of Directors, if it is approved by the CEO or the CFO of the Company and provided that such changed compensation is otherwise in accordance with the terms of the Compensation Policy.

*     *     *     *     *

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84757 Redhill VIF Proof 5

Annual General Meeting of Shareholders of RedHill Biopharma Ltd.

Date: June 8, 2016

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

#	Proposal	For	Against	Abstain
1	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's auditors for the year 2016 and for an additional period until the next Annual General Meeting, and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2015.	☐	☐	☐
2	To aprove the re-election of directors to the Board of Directors of the Company each for an additional three-year term until the annual general meeting to be held in 2019.	For	Against	Abstain
2a	Dr. Shmuel Cabilly	☐	☐	☐
2b	Mr. Dan Suesskind	☐	☐	☐
3	To approve the election of Mr. Rick D. Scruggs, a member of the Board of Directors since January 1, 2016, to the Board of Directors of the Company, for a one-year term until the annual general meeting to be held in 2017;	☐	☐	☐
4	To approve the Amended Compensation Policy of the Company.	☐	☐	☐
		Yes	No	
4a	Are you a controlling shareholder or do you have personal interest in the approval of proposal 4 above (excluding a personal interest arising solely from the fact of holding shares in the Company)? (MUST BE COMPLETED)	☐	☐	
		For	Against	Abstain
5	To approve the revisions to the compensation terms of Mr. Dror Ben-Asher, the Company's Chief Executive Officer and Chairman of the Board of Directors.	☐	☐	☐
		Yes	No	
5a	Are you a controlling shareholder or do you have personal interest in the approval of proposal 5 above (excluding a personal interest arising solely from the fact of holding shares in the Company)? (MUST BE COMPLETED)	☐	☐	
6	To approve the grant of options to purchase Ordinary Shares in the Company to six (6) non-executive directors of the Company.			
6a	Ms. Nurit Benjamini	☐	☐	☐
6b	Mr. Rick D. Scruggs	☐	☐	☐
6c	Dr. Shmuel Cabilly	☐	☐	☐
6d	Mr. Eric Swenden	☐	☐	☐
6e	Dr. Kenneth Reed	☐	☐	☐
6f	Mr. Dan Suesskind	☐	☐	☐
7	To approve the acceleration of unvested options of Aliza Rotbard, of blessed memory, a former external director of the Company.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here Please Date Above

Please Sign Here Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Proxy Card for ADS Holders as of May 9, 2016

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm Eastern Time on June 3, 2016.

PROXY TABULATOR FOR

REDHILL BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2016 Mediant Communications Inc. All Rights Reserved

84757 Redhill VIF.indd 1 5/5/2016 3:48:44 PM

84757 Redhill VIF Proof 5

RedHill Biopharma LTD.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 p.m. EST on June 3, 2016)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **RedHill Biopharma Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **May 9, 2016** at the **Annual General Meeting** of the Shareholders of **RedHill Biopharma Ltd.** to be held on **June 8, 2016** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
REDHILL BIOPHARMA LTD.
P.O. Box 8016
CARY, NC 27512-9903

84757 Redhill VIP.indd 2 5/5/2016 3:48:44 PM